Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following communication was first sent to customers of Cameron International Corporation on August 31, 2015.

1333 West Loop South, Suite 1700
Houston, TX 77027

Dear [ _ ],

We are very pleased to announce that Cameron and Schlumberger have entered into an agreement under which Schlumberger will acquire Cameron.

We believe that combining with Schlumberger will deliver significant benefits to our business, our employees and you – our valued customers. Together, we have a compelling opportunity to create a premier oilfield equipment and service company that enables us to drive future growth through an integrated and expanded platform.

What This Means for Customers

The combined company will allow us to better serve the changing needs of our customers around the world. Upon closing the transaction, which we expect to occur in the first quarter of 2016, we will be better positioned to help address the current market challenges that we are all facing in today’s environment.

Through OneSubsea, our joint venture with Schlumberger, we have had an opportunity to see first-hand that Schlumberger shares our vision and mirrors our organization – a company with a rich history, strong core values and a commitment to safety and its customers. We hope you share our excitement about what this combination means for our business and our ability to continue serving you for many years to come.

Until this transaction closes, we will continue to operate as an independent company and our relationship with you remains our top priority. This announcement will not have any impact on day-to-day operations and it remains business as usual at Cameron. Your Cameron contacts will remain the same, and because Cameron and Schlumberger already know each other well, we are confident that it will be a smooth integration for existing Cameron customers upon closing the transaction.

While there are still many decisions that have yet to be made, there are a number of important post-closing details we can share with you now:
●	The Cameron brand will remain prominent within Schlumberger.
●	We will operate as the fourth Product Group of Schlumberger.
●	Scott Rowe will continue to lead Cameron and will serve on the executive team of Schlumberger, reporting directly to the CEO.
●	Most importantly, we will continue to operate with the same values that have made us a great company.

Our relationship with you is of paramount importance to all of us at Cameron and we will continue to update you with additional information as we move forward. As always, if you have additional questions, please do not hesitate to reach out to your existing Cameron representative.

We look forward to building on our partnership and continuing to work with you as we move forward as a leading provider of flow equipment products, systems and services. We are committed to continuing to provide you the highest level of service during this transition. Thank you for your continued support.

Sincerely,

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION
Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.